Exhibit 21

SUBSIDIARIES OF REGISTRANT

State or Jurisdiction of Incorporation or Organization
Financial Institutions, Inc. Subsidiaries:
Five Star Bank	New York
SDN Insurance Agency, LLC	New York
Courier Capital, LLC	New York
HNP Capital, LLC	New York
Corn Hill Innovation Labs, LLC	New York

Five Star Bank Subsidiaries:
Five Star REIT, Inc.	New York
FSB Mid-Atlantic, LLC	Virginia